REMEDENT USA, INC.
                              XAVIER DE COCKLAAN 42
                              9831 DEURLE, BELGIUM

                                January 29, 2004

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street N.W.
Washington, D.C. 20549

    Re:  Remedent USA, Inc.
         Request to Withdraw Registration Statement on Form SB-2
         (File No. 333-96999)

Ladies and Gentlemen:

         Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Remedent USA, Inc., a Nevada corporation (the "Company"), hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form SB-2 (File No. 333-96999) together with exhibits thereto (the "Registration Statement"), on grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors as contemplated by Rule 477(a). The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on August 24, 2002.

         The Registration Statement was filed in connection with the proposed public offering of shares of the Company's common stock (the "Shares"). Because of the high expenses of proceeding with the public offering contemplated by the Registration Statement, the Company has determined not to pursue the offering at this time. Therefore the Company's board of directors and management believe that withdrawal of the Registration Statement is appropriate.

         The Company confirms that no preliminary prospectuses have been distributed, no securities have been issued or sold pursuant to the Registration Statement or the prospectus contained therein and all activity regarding the proposed public offering has been discontinued.

         The Company requests that, pursuant to Rule 477(c), an order with the date of granting of the request for withdrawal be included in the file for the Registration Statement on Form SB-2 in the following manner:

"Withdrawn upon request of the Registrant, the Commission consenting thereto."

         Pursuant to Rule 477(c), the Company hereby advises the Commission that the Company may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.


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         The Company also requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company's account with the Commission for future use.


Sincerely,

REMEDENT, USA, INC.

/s/ Robin List
----------------------------
By: Robin List
Its: Chief Executive Officer

cc: Ms. Peggy Fisher -- Securities and Exchange Commission